7/16


03024654

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Cora Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

FILE NO. 82- 4571 FISCAL YEAR 12-31-02

• Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL (OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: dlw

DATE : 7/18/03



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

ARI'S 12-31-02

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

____ Schedule B
(place X in appropriate category)

03 JUL 16 AM 7:21

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
CORA RESOURCES LTD.	**December 31, 2002**	**03/05/01**

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 1L6**	**604-669-5886**	**604-669-5819**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	**Director**	**604-669-5819**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
None	**None**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	**DOUGLAS BROOKS**	**03/05/01**
"Irvin Ridd"	**IRVIN RIDD**	**03/05/01**

(Electronic signatures should be entered in "quotations")

CORA RESOURCES LTD.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001

TERRY AMISANO LTD.
KEVIN HANSON, CA

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Cora Resources Ltd.

We have audited the consolidated balance sheets of Cora Resources Ltd. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver, Canada
March 18, 2003

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

CORA RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

ASSETS	2002	2001
Current		
Cash	$ 1,329	$ 615
Accounts receivable	3,190	3,093
Prepaid expenses	3,000	3,000
	7,519	6,708
Capital assets – Note 3	1,253	1,643
Resource properties – Note 4	-	15,113
	$ 8,772	$ 23,464
LIABILITIES		
Current		
Accounts payable – Note 5	$ 604,907	$ 448,664
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 6	3,175,851	3,175,851
Deficit	(3,771,986)	(3,601,051)
	(596,135)	(425,200)
	$ 8,772	$ 23,464

Nature and Continuance of Operations – Note 1
Commitments – Note 8

APPROVED BY THE DIRECTORS:

"Douglas Brooks"
______________________, Director

"Irvin Ridd"
______________________, Director

SEE ACCOMPANYING NOTES

CORA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

for the years ended December 31, 2002 and 2001

	2002	2001
Administrative Expenses		
Accounting and audit fees	$ 16,838	$ 11,657
Amortization on capital assets	390	499
Consulting	1,050	4,417
Filing fees	8,074	3,290
Interest	41,448	33,175
Legal fees	9,848	6,100
Management fees	30,000	30,000
Office expenses	9,625	8,885
Rent	36,000	18,000
Transfer agent fees	2,549	2,183
Travel and promotion	-	3,755
Loss before other item	(155,822)	(121,961)
Other item		
Write-off of resource property costs – Note 4	(15,113)	-
Net loss for the year	(170,935)	(121,961)
Deficit, beginning of year	(3,601,051)	(3,479,090)
Deficit, end of year	$ (3,771,986)	$ (3,601,051)
Basic and diluted loss per share	$ (0.01)	$ (0.01)

SEE ACCOMPANYING NOTES

CORA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2002 and 2001

	2002	2001
Operating Activities		
Net loss for the year	$ (170,935)	$ (121,961)
Add items not involving cash:		
Amortization	390	499
Write-off of resource property costs	15,113	-
	(155,432)	(121,462)
Changes in non-cash working capital item related to operations:		
Accounts receivable	(97)	(1,336)
Accounts payable	156,243	102,487
Increase (decrease) in cash during the year	714	(20,311)
Cash, beginning of year	615	20,926
Cash, end of year	$ 1,329	$ 615
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

Note 1 Nature and Continuance of Operations

The Company is a development stage public company whose shares trade on the TSX Venture Exchange (the "TSX"). Effective November 21, 2000, the Company has been declared inactive under regulatory policies by the TSX.

These financial statements have been prepared on a going concern basis which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at December 31, 2002, the Company has a working capital deficiency of $597,388 and has accumulated $3,771,986 in losses since inception. The Company's ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated under the British Columbia Company Act.

Note 2 Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned inactive subsidiary Cora Online Resources Ltd., and its wholly owned inactive subsidiary, Senor Goldbean Iced Coffee Ltd. All inter-company transactions and balances have been eliminated.

(b) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts receivable and accounts payable approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(c) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the following annual rates and methods:

Computer equipment	30% declining balance, one-half rate in the year of acquisition
Office furniture	20% declining balance, one-half rate in the year of acquisition

(d) Resource Properties and Deferred Exploration Expenditures

The acquisition of resource properties and related exploration and development costs are initially recorded at cost and deferred until the mineral properties are placed into production, sold or abandoned. Upon commencement of commercial production, these costs will be amortized over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing resource properties that the Company abandons interest in are written-off in the year of abandonment.

(e) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(f) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(g) Stock-based Compensation

From time-to-time, the Company grants stock options in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002.

Note 3 Capital Assets

	2002			2001
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 1,342	$ 911	$ 431	$ 615
Office furniture	1,388	566	822	1,028
	$ 2,730	$ 1,477	$ 1,253	$ 1,643

Note 4 Resource Properties

By an option agreement dated August 5, 1999, the Company had the option to acquire a 50% interest in mining concessions known as the "Cairn Claims" located in the Cassiar Mining District, of British Columbia. To exercise the option, the Company was required to issue 100,000 common shares (issued at $0.15 per share) and fund exploration expenditures of $300,000 by August 5, 2002. During the year ended December 31, 2002, the Company abandoned the option and wrote-off $15,113 of resource property costs.

Note 5 Related Party Transactions

At December 31, 2002 accounts payable included $2,000 (2001: $Nil) owed to a director of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

Note 6 Share Capital

Authorized:

100,000,000 common shares without par value

Issued:	Number	$
Balance, December 31, 2002, 2001 and 2000	10,075,864	3,175,851

Note 7 Corporate Income Tax Loss Carry-Forwards

The Company has accumulated non-capital losses totalling $1,063,517which can be utilized to offset taxable income of future years. These losses expire as follows:

2003	$ 178,520
2004	179,854
2005	130,261
2006	139,704
2007	160,161
2008	119,585
2009	155,432
	$ 1,063,517

At December 31, 2002, the Company has incurred Canadian Exploration Expenses totalling $928,292 and Foreign Exploration and Development Expenses totalling $42,158 which may be applied against certain future years' taxable income at various rates per year.

The Company does not have any other significant future income tax assets or liabilities. These future income tax assets have been fully allowed for and the potential tax benefits have not been recorded in the financial statements.

Note 8 Commitments

a) Subject to shareholder and regulatory approval, the Company intends to consolidate its outstanding shares on the basis of one new share for three old shares. In conjunction with the consolidation, the Company intends to change its name to Cora Ventures Inc.

b) The Company entered into a letter of intent with Cyber Cinema Interactive Inc., a private British Columbia company, to acquire nine full motion video interactive games in consideration of 1,000,000 post-consolidated common shares. In connection with the letter of intent, the Company has agreed to a private placement of up to 10,000,000 special warrants at a price of $1 each. Each special warrant entitles the holder thereof the right to acquire at no additional cost, one post-consolidation common share in the capital of the Company. The private placement is subject to the Company receiving regulatory approval.

c) The Company has agreed to a private placement of 7,000,000 units at $0.10 per unit. Each unit consists of one post-consolidated common share and one two-year non-transferable share purchase warrant with each share purchase warrant entitling the holder thereof the right to purchase one additional post-consolidated common share of the Company at a price of $0.10 per share. The private placement is subject to regulatory approval.



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

_____ Schedule A

X Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
CORA RESOURCES LTD.	**December 31, 2002**	**03/05/01**

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 1L6**	**604-669-5886**	**604-669-5819**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	**Director**	**604-669-5819**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
None	**None**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"*Douglas Brooks*"	**DOUGLAS BROOKS**	**03/05/01**
"*Irvin Ridd*"	**IRVIN RIDD**	**03/05/01**

(Electronic signatures should be entered in "quotations")

CORA RESOURCES LTD.
YEAR END REPORT - FORM 51
for the year ended December 31, 2002

Schedule A: Financial Information
- See attached financial statements

Schedule B: Supplementary Information

1. Analysis of expenses and deferred costs for the current fiscal year-to-date:

   Administrative Expenses
   - See attached financial statements

2. Related Party Transactions

   Aggregate amount of expenditures made to parties not at arm's-length $ Nil

3. Summary of securities issued and options granted during the period:
   For the current fiscal year to date.

   a) Summary of common shares issued during the period: Nil

   b) Summary of options granted during the period: Nil

4. Summary of securities as at end of the reporting period:

   a) Authorized share capital:
      - See Note 6 of the Financial Statements

   b) Number and recorded value for shares issued and outstanding:
      - See Note 6 of the Financial Statements

   c) Summary of option, warrants and convertible securities outstanding: Nil

   d) Total number of shares in each class of shares subject to escrow or pooling agreements: Nil

5. Directors and officers: Douglas Brooks, President and Director
   Irvin Ridd, Director
   Ron Hughes, Director
   Kevin Addie, Director
   Leeta Drinovz, Secretary

Schedule C: Management Discussion
- See attached

CORA RESOURCES LTD.
YEAR END REPORT – FORM 51
for the year ended December 31, 2002

Schedule C: Management Discussion and Analysis

Results of Operations

Cora incurred a net loss of $170,935 ($0.01 per share) for the year ended December 31, 2002, as compared to a loss of $121,961 ($0.01 per share) for year ended December 31, 2001. The increase in net loss for the most recent fiscal period was due primarily to an increase in administrative expenditures associated with Cora's reorganization and the write-off of mineral property interests and related expenditures of $15,113.

Resource Properties

Cairn Claims – British Columbia

On September 23, 2002, Cora announced it had reached an agreement with Auterra Ventures Inc., whereby Cora surrendered its option on Auterra's Cairn property.

Acquisition of Interactive Games

On February 27, 2002, Cora announced it had entered into a letter of intent with Cyber-Cinema Interactive Inc. ("Cyber"), a British Columbia company based in Vancouver, B.C., Canada for the acquisition by Cora from Cyber of nine full motion video ("FMV") interactive games in consideration of 1,000,000 post-consolidation shares of Cora at a deemed price of $1.00 per share. The games require refurbishing and upgrading to DVD format to be marketable, which Cora proposes to undertake.

This acquisition will constitute a change of business under the policies of the TSX Venture Exchange (the "Exchange"), if completed and, accordingly, on February 28, 2002, Cora requested a halt in the trading of its shares until the change of business could be carried out to the satisfaction of the Exchange.

Corporate Reorganization

Cora is proceeding with the consolidation of its share capital on a 3 old for 1 new basis and the change of its name to Cora Ventures Inc. as announced January 28, 2002 and approved by the shareholders on February 25, 2002.

Cora has also announced it is proceeding with the $400,000 private placement financing announced February 6, 2002, consisting of 4,000,000 post-consolidation units at a price of $0.10 per unit , the proceeds of which will be used to pay outstanding accounts payable. This Private Placement was increased to $700,000 announced in a news release dated December 16, 2002.

Additional Financing

In conjunction with its proposed change of business, and to finance its business plan, Cora has agreed to a private placement of up to 10,000,000 special warrants of Cora at a price of $1.00 per special warrant. Each special warrant will entitle the holder thereof to acquire, at no additional cost, one post-consolidation common share in the capital of Cora. The private placement is subject to acceptance for filing by the Exchange.

Outlook

Cora is currently focusing its efforts on implementing the share consolidation and change of name and completing the 7,000,000 unit private placement while at the same time proceeding with the proposed change of business and related special warrant financing and the regulatory requirements associated therewith.

Cora's Board of Directors is also reviewing possible acquisitions focusing on natural resources opportunities.

Cora has retained G.P. Technologies Inc. of Burnaby, British Columbia to assist with the evaluation and negotiation of potential acquisitions in the emerging technology and internet fields. G.P. Technologies will be paid a finder's fee if an agreement is successfully concluded.

Management

Cora's Board of Directors consists of I. Ridd, D. Brooks, K. Addie and R. Hughes. Mr. Brooks acts as President.

Inactive Status

TSX Venture Exchange, pursuant to its policies, declared Cora inactive on November 21, 2000. Cora filed its reactivation plan, which was accepted, and was given until May 22, 2002 to complete its reactivation. With the announcement of the proposed change of business and the halt in trading of the shares of Cora on February 28, 2002, the Exchange has indicated they will review the status of the Company with respect to its reactivation upon completion of its Change of Business filings.

Investor Relation Activities

No investor relation activities were undertaken by or on behalf of Cora during the year ended December 31, 2002.

CORA RESOURCES LTD.
501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886

03 JUL 16 AM 7:21

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Cora Resources Ltd. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	21775H 10 1
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	June 12, 2003
5	Record Date for Notice	:	May 8, 2003
6	Record Date for Voting	:	May 8, 2003
7	Beneficial Ownership Determination Date	:	May 8, 2003
8	Class of Securities Entitled to Receive Notice and Vote	:	Common
9	Business Type	:	Routine and Non-Routine

DATED AT VANCOUVER, BRITISH COLUMBIA, this 22nd day of April, 2003.

Sincerely,

CORA RESOURCES LTD.

PER: *"Douglas B. Brooks"*

DOUGLAS B. BROOKS
President

03 JUL 16 AM 7:21

CORA RESOURCES LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Members of **Cora Resources Ltd.** (hereinafter called the "Company") will be held at the offices of Beruschi & Company, #501, 905 West Pender Street, Vancouver, British Columbia on June 12, 2003 at the hour of ten o'clock in the forenoon for the following purposes:

1. To receive and consider the Report of the Directors, the audited financial statements of the Company for the period ended December 31, 2002, and the report of the auditor thereon;

2. To appoint Amisano Hanson, Chartered Accountants, as auditor for the ensuing year at a remuneration to be fixed by the Directors;

3. To ratify and confirm all acts, deeds and things done and proceedings taken by the directors and officers of the Company on its behalf since the last Annual General Meeting;

4. To elect Directors for the ensuing year;

5. To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company;

6. To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company at #501, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, the 8th day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"Douglas B. Brooks"
DOUGLAS B. BROOKS
President and Director

CORA RESOURCES LTD.

#501, 905 West Pender Street
Vancouver, BC V6C 1L6

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT MAY 8, 2003 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS TO BE HELD ON JUNE 12, 2003.

This Information Circular is furnished in connection with the solicitation of proxies by management of **Cora Resources Ltd.** (the "Company") for use at the Annual and Special General Meeting of Members to be held on June 12, 2003 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

Advance Notice of Meeting was published on January 30, 2003 as amended April 15, 2003 pursuant to the requirements of Section 111 of the *Company Act* of the Province of British Columbia and Section 4 of the Regulations to the *Company Act*.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE REGISTERED OFFICE OF THE COMPANY AT #501, 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. May 8, 2003 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting. As at the record date, 10,075,864 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, the following is the only person who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
Douglas B. Brooks	1,119,352	11.1%

ELECTION OF DIRECTORS

Previously at an Annual General Meeting of Members, the number of positions on the Company's Board of Directors had been fixed at four.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Company Act* or unless he becomes disqualified to act as a Director.

Name and Address of Nominee and Present Position with the Company	Principal Occupation	Period Served as Director	Approximate Number of Voting Securities*
Douglas B. Brooks North Vancouver, BC President and Director	President of the Company since September 29, 1998.	April 8, 1998 to date	1,119,352
Irvin B. Ridd West Vancouver, BC Director	Real Estate Broker with Premier Canadian Properties	November 14, 1996 to date	211,649
R. Kevin Addie Vancouver, BC Director	President of Bonnie Lee Fishing Charters Ltd.	November 14, 1996 to date	284,338
Ron Hughes Burnaby, BC Director	Self-employed Exporter of building supplies and housing packages	November 14, 1996 to date	40,000

* Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Douglas Brooks, Irvin Ridd, Kevin Addie are the three Directors elected by the Board of Directors of the Company to the Audit Committee.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

Douglas B. Brooks became the President and Chief Executive Officer of the Company on September 29, 1998. The following table discloses annual salary and bonus compensation and long-term compensation received by this officer of the Company (the "Named Executive Officer") during the financial years ending December 31, 2000, 2001 and 2002, being the three most recently completed financial years of the Company. No other officer's annual compensation during such periods exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Douglas B. Brooks President, CEO	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 333,793	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to Directors and Key Employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (See "Particulars of Other Matters to be Acted Upon"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

No options, share purchase warrants or rights to purchase securities of the Company were granted as compensation for services rendered or otherwise in connection with office or employment ("Options") to the Company's Named Executive Officer during the most recently completed financial year.

The following options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unerercised In the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Douglas B. Brooks	Nil	N/A	Nil[1]	Nil

[1] On April 17, 2002, options to purchase 333,793 shares of the Company expired, unexercised.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended December 31, 2002 or the current financial year in view of compensating such Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the most recently completed financial year, the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

No Options to purchase shares of the Company were granted to non-executive Directors during the most recently completed financial year.

The following table sets out information with respect to options exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors at December 31, 2001.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unerercised In the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-Executive Directors as a Group	Nil	N/A	Nil[1]	Nil

[1] On April 17, 2002, options to purchase 673,793 shares of the Company expired, unexercised.

MANAGEMENT CONTRACTS

The Company is a party to a Management Contract with Winston Resources Ltd., whereby Winston Resources Ltd. is engaged to perform management services at a fee of $2,500.00 per month.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2002.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the appointment of Amisano Hanson, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors. Amisano Hanson were first appointed auditors on March 1, 2002.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolution concerning the ratification of acts of Directors and approval of the stock option plan. Otherwise, no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said

Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material Transactions since January 1, 2002

Related Party Transactions

During the financial year ended December 31, 2002, the Company entered into certain transactions with Directors of the Company or companies controlled by Directors of the Company as follows:

1. The Company is indebted in the amount of $2,000 at December 31, 2002 to Douglas Brooks, President and a Director of the Company, representing cash advances made to the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

During 2002, the Exchange revised its policies with respect to incentive stock options, now requiring that listed companies only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its members through ownership of shares in the Company. Accordingly, at the Meeting the members will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the Plan.

The Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the Plan. The Plan will be administered by the Board of Directors of the Company, or a committee of three directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the Plan. A summary of some of the additional provisions of the Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company at the beginning of the period;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company at the beginning of the period;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(iv) options granted to an employee engaged in investor relations activities of the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less the any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the members other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the Plan will be available at the Meeting for review by interested members.

The directors of the Company believe the Plan is in the Company's best interests and recommend that the members approve the Plan.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT

OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, the 8th day of May, 2003.

CORA RESOURCES LTD.

"Douglas B. Brooks"
DOUGLAS B. BROOKS
Chief Executive Officer and Chief Financial Officer

FORM OF PROXY

03 JUL 16 AM 7:21

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF **CORA RESOURCES LTD.** (THE "COMPANY") FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF THE MEMBERS TO BE HELD ON JUNE 12, 2003.

The undersigned, a registered Member of the Company, hereby appoints Douglas B. Brooks, or failing him, Irvin B. Ridd, both Directors of the Company, or instead of either of them ________________________, as Proxy, with power of substitution to attend and vote for the undersigned at the Annual and Special General Meeting of the Members of the Company to be held on June 12, 2003 and at any adjournment thereof. The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

The Proxyholder is hereby directed to vote on any poll as follows:

1. FOR ( ) OR WITHHOLD FROM VOTING FOR ( ) the appointment of Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.

2. FOR ( ) OR AGAINST ( ) the ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual and Special General Meeting.

3. The election of the following as Directors:

   (a) DOUGLAS B. BROOKS: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (b) IRVIN B. RIDD: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (c) R. KEVIN ADDIE: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (d) RON HUGHES: FOR ( ) OR WITHHOLD FROM VOTING ( )

4. FOR ( ) OR AGAINST ( ) approving, subject to approval thereof by the TSX Venture Exchange, the proposed stock option plan for implementation by the Company.

NOTES:

1. The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

2. EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS OTHER THAN THE MANAGEMENT NOMINEES.

   If you desire to designate as Proxy a person other than Douglas B. Brooks or Irvin B. Ridd, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3. A Proxy to be valid, must be dated and signed by the Member or his attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer or attorney of the corporation. If the Proxy is executed for an individual Member, or by an officer or attorney of a corporate Member not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4. A Proxy, to be effective, must be deposited at the Company's registered office at #501, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

____
Signature

____
Name (Please Print)

____
Address

____

____
Number of Shares

DATED this ______ day of ____________________, 2003.

SUPPLEMENTAL MAILING LIST RETURN CARD

RETURN CARD

TO: **CORA RESOURCES LTD.**

The undersigned certifies that he/she is the owner of securities of **Cora Resources Ltd**. (the "Company") and requests that he/she be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

DATED: ______________________ 2003

____
Signature

____
Name – *Please Print*

____
Address

____

NOTE:

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to the Company's registered office at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the following Companies will be held on the dates set opposite their respective names:

Auterra Ventures Inc. - August 28, 2003
B2B Solutions Inc. - April 30, 2003
Ballad Ventures Ltd. - June 26, 2003
Buck Lake Ventures Ltd. - June 25, 2003
Cora Resources Ltd. - April 30, 2003
International Alliance Resources Inc. - March 28, 2003
Maximum Ventures Inc. - March 27, 2003
Pacific Topaz Resources Ltd. - May 29, 2003
Pierre EnTerprises Ltd. - September 30, 2003
Primo Resources International Inc. - December 16, 2003
Regent Ventures Ltd. - March 31, 2003
Strikezone Minerals Ltd. - April 30, 2003

03 JUL 16 AM 7:21

An item of business at each of the foregoing Annual General Meetings will be the election of Directors for the ensuing year.

The word "Company" or "Companies" in this Notice should be read as referring to each Company individually.

Members holding in the aggregate not less than 10% of the outstanding shares of the Company having the right to vote at the Meeting are invited to make written nominations for Directors of the Company. If any nomination so made is delivered to the registered office of the Company at #501 - 905 West Pender Street, Vancouver, British Columbia, not less than 35 days before the date of the Meeting, accompanied by the information as to the nominee required by law to be furnished in the Information Circular, the Company will include the name of the nominee in the Form of Proxy and the information as to the nominee in the Information Circular to be sent by management of the Company for the purposes of the Meeting.

A person may be disqualified from becoming or acting as a director by Section 114 of the Company Act.

The Company Act also provides that no election of a person as a director is valid unless he consented to act as a director in writing before his election, or if elected at a meeting, he was presented and did not refuse at the meeting to act as a director.

This Advance Notice of Annual General Meetings is jointly published by the foregoing Companies solely for the purpose of reducing the cost of publication. Accordingly, it should not be read as indicating that the Companies are related or associated in any manner whatsoever.

DATED at Vancouver, British Columbia, this 28th day of January, 2003.

BY THE ORDER OF THE BOARD OF DIRECTORS
OF EACH RESPECTIVE COMPANY